UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  000-29106

KNIGHTSBRIDGE SHIPPING LIMITED
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Knightsbridge Shipping Limited (the "Company"), dated February 27, 2015, announcing the Company's fourth quarter and full year 2014 results.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-197210), declared effective by the Securities and Exchange Commission on July 16, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE SHIPPING LIMITED

By: /s/ Inger M. Klemp
Date: February 27, 2015	Name: Inger M. Klemp
Title: Chief Financial Officer

EXHIBIT 1

Knightsbridge Shipping Limited

HIGHLIGHTS

•	Knightsbridge reports net income of $5.2 million and earnings per share of $0.06 for the fourth quarter of 2014.
•	Knightsbridge reports EBITDA of $13.5 million and EBITDA per share of $0.17 for the fourth quarter of 2014.
•	Knightsbridge reports net income of $16.0 million and earnings per share of $0.30 for the year ended December 31, 2014.
•	Knightsbridge took delivery of KSL San Francisco and KSL Santos at the end of October.
•	Knightsbridge received $6.4 million in the fourth quarter as final settlement for a claim for damages and unpaid charter hire.
•	Knightsbridge took delivery of KSL Sakura, KSL Seoul, KSL Seville and Golden Kathrine in January 2015.
•	In January 2015, Knightsbridge entered into an index-linked, long term time charter contract for chartering out a total of 15 Capesizes.
•	In February 2015, Knightsbridge entered into a $425.0 million secured post-delivery term loan facility to part finance 14 newbuilding vessels.

FOURTH QUARTER 2014 AND FULL YEAR 2014 RESULTS
The Company reports net income of $5.2 million and earnings per share of $0.06 for the fourth quarter compared with a net loss of $6.2 million and a loss per share of $0.11 for the preceding quarter. Net income in the fourth quarter includes $6.4 million in respect of cash received in the fourth quarter as final settlement for a claim for damages and unpaid charter hire. The net loss in the third quarter includes dry docking costs of $2.0 million in connection with the Belgravia and the Golden Future. The average daily time charter equivalent ("TCE") earned by the Capesize vessels in the fourth quarter was $13,200 compared with $10,200 in the preceding quarter. In February 2015, the Company estimates an approximately average cash cost breakeven rate for the remainder of the first quarter of 2015 on a TCE basis for its Capesize vessels of $13,000 per vessel per day.
Cash and cash equivalents decreased by $54.0 million in the fourth quarter. The Company generated cash from operating activities of $2.4 million, paid $106.9 million in respect of its newbuilding program, paid $4.0 million to shareholders, borrowed $58.5 million (net) from the banks and increased its restricted cash balance by $3.9 million.

For the year ended December 31, 2014, the Company reports net income of $16.0 million and earnings per share of $0.30 compared with a net loss of $3.9 million and a loss per share of $0.15 in the year ended December 31, 2013. The net income in the year ended December 31, 2014 includes aggregate receipts of $19.6 million as settlements for claims for damages and unpaid charter hire and a receipt of $2.6 million upon the early termination of the time charter of the Belgravia. The net loss in the year ended December 31, 2013 includes a net loss from discontinued operations of $7.4 million. The average daily TCE earned by the Capesize vessels in the year ended December 31, 2014 is $14,600 compared with $21,100 in the year ended December 31, 2013.

THE PROPOSED MERGER WITH GOLDEN OCEAN GROUP LIMITED

On October 7, 2014, Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge announced that the two companies had entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the two companies had agreed to merge, with Knightsbridge as the surviving legal entity (the "Combined Company").  The Combined Company will be renamed Golden Ocean Group Limited upon completion of the merger.  As a result of the expected merger, the Combined Company would become one of the world's leading dry bulk companies with a modern fleet of 72 vessels, of which 34 are newbuildings under construction as of December 31, 2014.  The merger is subject to approval by the shareholders of Golden Ocean and Knightsbridge in separate special general meetings which have been called for on March 26, 2015. The record date for the shareholders meetings is set to February 16, 2015. The merger is expected to close at the end of March 2015. Completion of the merger is also subject to the execution of certain definitive documents, customary closing conditions and regulatory approvals.

Knightsbridge's ordinary shares are currently listed for trading on the NASDAQ Global Select Market ("NASDAQ"), and Golden Ocean's ordinary shares are currently listed for trading on the Oslo Stock Exchange (the "OSE") and the Singapore Stock Exchange.  In accordance with the Merger Agreement, the Combined Company have applied for a secondary listing of the ordinary shares on the OSE. After the merger its ordinary shares will be listed for trading on both NASDAQ and the OSE. The Singapore Stock Exchange (the "SGX") has approved the delisting of Golden Ocean on the SGX and it is expected that Golden Ocean will be delisted from the SGX on March 20, 2015.

Shareholders of Golden Ocean will receive shares in Knightsbridge as merger consideration. Pursuant to the Merger Agreement, one share in Golden Ocean will give the right to receive 0.13749 shares in the Company, and the Company will issue at most a total of 61.5 million shares to shareholders in Golden Ocean as merger consideration.

FLEET DEVELOPMENT

On October 30, 2014, two of the 13 Capesize newbuildings purchased from Frontline 2012 Ltd in September 2014, KSL San Francisco and KSL Santos, were delivered from the yard and commenced trading in the spot market. The final installments of $36.5 million and $37.6 million, respectively, were paid at the time of their delivery.

In January 2015, Knightsbridge took delivery of KSL Sakura, KSL Seville, KSL Seoul and Golden Kathrine. These are four of the newbuilding vessels that were purchased from Frontline 2012 in September 2014.

In January 2015, Knightsbridge entered into an agreement with RWE Supply & Trading GmbH, a wholly owned subsidiary of RWE AG (a major European energy company), for chartering out a total of 15 Capesize vessels on long term, index-linked contracts. The vessels are expected to be delivered over the next five quarters starting in the first quarter of 2015.

CORPORATE
Knightsbridge originally filed a Registration Statement on Form F-4 with the Securities and Exchange Commission on November 18, 2014, which was declared effective on February 25, 2015, and Knightsbridge and Golden Ocean have called special general meetings on March 26, 2015 to request approval of the previously announced merger, which is expected to close by the end of the first quarter 2015.
On February 5, 2015, an agreement was signed between Knightsbridge (as guarantor), various SPCs (as borrowers) and various banks for a $425.0 million senior secured post-delivery term loan facility. The purpose of the loan is to partially finance 14 newbuilding vessels. The loan is divided into 12 tranches of $30.0 million and two tranches of $32.5 million.

80,121,550 ordinary shares were outstanding as of December 31, 2014, and the weighted average number of shares outstanding for the fourth quarter was 80,121,550.

THE DRY BULK MARKET

In many aspects the dry bulk market behaved differently during 2014 from what has been the case in earlier years. Traditionally the seasonal pattern has been a slow start to the year due to adverse weather in the Southern hemisphere, while the fourth quarter normally provides more energy with restocking of both iron ore and coal. The first quarter started on a high note with Baltic Dry Index (BDI) averaging 1.371 followed by 28 percent and three percent declines in the following two quarters. The negative trend reversed during October and November, the gains were during December. Consequently the average BDI of 2014 was down by six percent compared to the previous year, making 2014 the second worst year since 1999. Capesize vessels earned on average $14,335 per day in the fourth quarter  compared to $12,635 per day in the previous quarter and $27,071 in fourth quarter of 2013.

Chinese industrial production increased by 8.5 percent in 2014 compared to 9.5 percent in 2013. The Chinese leadership seems to be fairly comfortable with lower GDP growth, but is still indicating that their growth target for the coming three years is within a six to seven percent range. If this materializes it is still decent given the size of the Chinese economy, but it is expected that we will see a shift towards more consumer focused growth rather than infrastructure driven projects.

Chinese steel consumption experienced a small negative growth last year compared to nine percent growth in 2013. However the production of steel increased by 1.5 percent last year which was backed by strong growth in steel exports. Annualized steel exports in November and December was about 115 million mt.

Expectations were high for seaborne transportation of iron ore in 2014, based on additional supply in particular from the miners in Australia. Iron ore imports to China were up with approximately 100 million mt last year and total iron ore imports to the country reached 925 million mt which was in line with forecaster's expectations.

What derailed the dry bulk freight market recovery were the lack of coal demand from China, the relief of the grain port congestion in South America compared to the previous year and the after effect of the stock piling ahead of the Indonesian ban on raw ore (nickel ore and bauxite) exports.

Approximately 8.5 million dwt of new dry bulk capacity was delivered during fourth quarter of 2014, compared to 11.8 million dwt in third quarter. About 15.5 million dwt was removed from the tonnage list during 2014, fairly evenly spread out over the four quarters. The delivery ratio compared to the official order book at the beginning of 2014 was very similar to what has been the case the last couple of year. Just below 80 percent resulted in 47.5 million mt of new capacity. A total of 600 vessels above 10,000 dwt were delivered and 285 removed resulting in a net fleet growth of 5.2 percent measured in carrying capacity.

The downward pressure on asset prices continued during the fourth quarter. Capesizes values that had been more robust in the previous two quarters experienced a stronger negative correction than the smaller segments. According to sale and purchase brokers, modern vessels (maximum five years old) were priced approximately 12 percent lower by the end of the year compared to the end of September 2014.

Two months into 2015 the freight market has continued its negative trend with a BDI touching "all time low." With Owners not even covering their operating expenses ordering of new capacity is not being considered and for the last four months shipyards have secured very few new orders. In addition, scrapping activity has picked up. During the first six weeks of this year 19 Capesizes have been committed to scrap buyers. This is almost half of what was scrapped in total last year.

Most analysts expect that spot earnings this year on average will be in line with 2014.

The main downside risks are considered to be a quicker than expected change in the Chinese energy mix, and a slower than expected process in restructuring Chinese domestic iron ore industry. Upside potential should derive from Chinese economic stimulus, supply dynamics (scrapping/ cancellations of new buildings), a positive effect from lower oil prices on global economy and a strong grain season in South America could lead to higher congestion.

OUTLOOK

The process to merge with Golden Ocean is entering into its final stage and the companies have called for special general meetings on March 26, 2015. The Board and management are dedicated to conclude the process of creating one of the world's leading dry bulk companies. After completion of the merger, the Combined Company will be in a position to look for further consolidation opportunities in the dry bulk market.

The loan facility concluded in February 2015 proves the strong support the Company has in the banking market. The structure with low gearing and long repayment profile will assist the Company in managing the current weak market and indicates which financial gearing the Combined Company is aiming to achieve going forward.

The Company is pleased with Golden Ocean's establishment of Capesize Chartering Ltd, which was announced by Golden Ocean on February 10, 2015. Knightsbridge will benefit from this though the management agreement with Golden Ocean and following the merger the Combined Company expects to offer to the market a Capesize fleet with more flexibility and options that will give added value to ship owners and the charterers/cargo owners.

The market in the first quarter has been disappointing so far and this will affect the earnings for the first quarter. Future earnings will continue to correlate with the spot market as long as the majority of our vessels are employed in the spot market. Should the weak market continue it will force changes on the industry, some participants will disappear, and it will open up for consolidation and for those that have stamina to stand through this period there will be opportunities in the other end. During a period with a weak market we expect to see increased scrapping, postponed orders, cancellations and conversions, and in long term it will cater for better fundamentals for an upturn in the market in the future.

The Board of Knightsbridge has decided not to declare a dividend for the fourth quarter of 2014 due to the current market environment, which caters for a cautious approach.

FORWARD LOOKING STATEMENTS

The statements contained in this presentation that are not purely historical are forward-looking statements. The forward-looking statements include, but are not limited to, statements regarding the expectations, hopes, beliefs, intentions or strategies regarding the future of Knightsbridge Shipping Ltd. ("Knightsbridge"), Golden Ocean Group Limited ("Golden Ocean") and the shipping market in general. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "possible", "potential", "predict", "project", "forecast", "should", "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this presentation may include, for example, statements about: the shipping markets, sources of and demand for drybulk and other shipping cargo, and the performance of the shipping markets and the Chinese and global economy.

The forward-looking statements contained in this presentation are based on the current expectations and beliefs of Knightsbridge concerning future developments and their potential effects on Knightsbridge, Golden Ocean,  the shipping markets and factors affecting supply and demand for drybulk and other shipping cargo, including, among other things, the expected merger between Golden Ocean and Knightsbridge.  All statements and information in this presentation relating to the merger and the resulting combined company are based on the anticipated effectuation of the merger, which is subject to certain conditions precedent.  There can be no assurance that future developments affecting any of them will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (many of which are beyond Golden Ocean's or Knightsbridge's control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of Knightsbridge's assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Neither Knightsbridge nor Golden Ocean undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed transaction between Golden Ocean Group Limited ("Golden Ocean") and Knightsbridge Shipping Limited ("Knightsbridge"), Knightsbridge has filed relevant materials with the Securities and Exchange Commission (the "SEC"), including a registration statement of Knightsbridge on Form F-4, including Amendments No. 1, 2 and 3 thereto, containing a joint proxy statement of Golden Ocean and Knightsbridge that also constitutes a prospectus of Knightsbridge.  The registration statement has been declared effective by the SEC on February 25, 2015, and Golden Ocean and Knightsbridge commenced mailing the definitive joint proxy statement/prospectus to shareholders of Golden Ocean and Knightsbridge on or about February 26, 2015. INVESTORS AND SECURITY HOLDERS OF GOLDEN OCEAN AND KNIGHTSBRIDGE ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with or furnished to the SEC by Knightsbridge through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with or furnished to the SEC by Knightsbridge will be available free of charge on Knightsbridge's website at http://www.knightsbridgeshipping.com.  Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials to be filed with or furnished to the SEC when they become available.

The Board of Directors
Knightsbridge Shipping Limited
Hamilton, Bermuda
February 26, 2015

Questions should be directed to:

Contact:	Ola Lorentzon: Chairman, Knightsbridge Shipping Limited
+46 703 998886

Inger M. Klemp: Chief Financial Officer, Knightsbridge Shipping Limited
+47 23 11 40 76

KNIGHTSBRIDGE SHIPPING LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2013 Oct-Dec	2014 Oct-Dec	INCOME STATEMENT (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec

13,467	36,681	Operating revenues	96,715	37,546

		Operating expenses
2,925	15,456	Voyage expenses	33,955	6,809
2,043	5,721	Ship operating expenses	18,676	7,897
1,508	2,025	Administrative expenses	5,037	4,937
2,793	7,595	Depreciation	19,561	11,079
9,269	30,797	Total operating expenses	77,229	30,722
4,198	5,884	Net operating income	19,486	6,824
		Other income (expenses)
6	16	Interest income	29	41
(592)	(502)	Interest expense	(2,525)	(2,827)
(129)	(236)	Other financial items	(737)	(508)
(715)	(722)	Total other expenses	(3,233)	(3,294)
3,483	5,162	Net income from continuing operations	16,253	3,530
(472)	-	Net loss from discontinued operations	(258)	(7,433)
3,011	5,162	Net income (loss)	15,995	(3,903)

0.12	0.06	Basic earnings per share from continuing operations ($)	0.31	0.14
(0.02)	-	Basic loss per share from discontinued operations ($)	-	(0.29)
0.10	0.06	Basic earnings (loss) per share ($)	0.30	(0.15)

		Income on time charter basis ($ per day per vessel)*
$28,600	$13,200	Capesize	$14,600	$21,100
		* Calender days less off-hire after deduction of broker commission

Note: EBITDA from continuing operations is defined as earnings from continuing operations before interest, taxes, depreciation and amortization of deferred charges. EBITDA from continuing operations in Q4 is calculated as $13,463,000 based on net income from continuing operations $5,162,000, depreciation ($7,595,000), net interest expense ($486,000) and amortization of deferred charges ($220,000).

KNIGHTSBRIDGE SHIPPING LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

BALANCE SHEET (in thousands of $)	2014 Dec 31	2013 Dec 31

ASSETS
Short term
Cash and cash equivalents	42,221	98,250
Other current assets	22,058	6,491
Long term
Restricted cash	18,923	15,000
Vessels, net	852,665	262,747
Newbuildings	323,340	26,706
Deferred charges	3,533	664
Total assets	1,262,740	409,858
LIABILITIES AND EQUITY
Short term
Current portion of long-term debt	17,208	-
Other current liabilities	14,967	7,417
Long term
Long-term debt	346,292	95,000

Equity	884,273	307,441
Total liabilities and equity	1,262,740	409,858

KNIGHTSBRIDGE SHIPPING LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

2013 Oct-Dec	2014 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec

		OPERATING ACTIVITIES
3,011	5,162	Net income (loss)	15,995	(3,903)
		Adjustments to reconcile net income (loss) to net cash provided by operating activities;
2,91	7,815	Depreciation and amortization	20,246	11,637
-	-	Net gain on sale of vessels	-	(254)
-	-	Impairment loss on vessels	-	5,342
147	(366)	Restricted stock unit expense	249	919
226	-	Provision for doubtful accounts	-	226
(105)	(10,238)	Change in operating assets and liabilities	(11,626)	(1,654)
6,190	2,373	Net cash provided by operating activities	24,864	12,313

		INVESTING ACTIVITIES
-	(3,923)	Placement of restricted cash	(3,923)	-
(11,116)	(106,905)	Additions to newbuildings	(357,403)	(26,706)
	-	Purchase of vessel	(24,085)	-
-	-	Proceeds from the sale of assets	-	17,075
-	-	Cash acquired on purchase of SPCs	68,560	-
(11,116)	(110,828)	Net cash used in investing activities	(316,851)	(9,631)

		FINANCING ACTIVITIES
-	(1,500)	Repayment of long-term debt	(1,500)	(16,678)
-	60,000	Proceeds from long term debt	270,000	-
-	-	Debt fees paid	(3,555)	-
51,167	-	Net proceeds from share issuance	-	51,167
(5,331)	(4,006)	Distributions to shareholders	(28,987)	(18,180)
45,836	54,494	Net cash provided by financing activities	235,958	16,309

40,910	(53,961)	Net change in cash and cash equivalents	(56,029)	18,991
57,340	96,182	Cash and cash equivalents at start of period	98,250	79,259
98,250	42,221	Cash and cash equivalents at end of period	42,221	98,250

KNIGHTSBRIDGE SHIPPING LIMITED
FOURTH QUARTER REPORT (UNAUDITED)

STATEMENT OF CHANGES IN EQUITY (in thousands of $)	2014 Jan-Dec	2013 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	30,472,061	24,437,000
Shares issued	49,649,489	6,035,061
Balance at end of period	80,121,550	30,472,061

SHARE CAPITAL
Balance at beginning of period	305	244
Shares issued	496	61
Balance at end of period	801	305

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	183,535	131,766
Shares issued	589,557	51,106
Restricted stock unit expense	(229)	663
Balance at end of period	772,863	183,535

CONTRIBUTED CAPITAL SURPLUS
Balance at beginning of period	131,520	149,700
Distributions to shareholders	(19,906)	(18,180)
Balance at end of period	111,614	131,520

RETAINED DEFICIT
Balance at beginning of period	(7,919)	(4,016)
Distributions to shareholders	(9,081)	-
Net income (loss)	15,995	(3,903)
Balance at end of period	(1,005)	(7,919)
Total Equity	884,273	307,441